Exhibit N

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Selected Financial and Other Data” and “Independent Registered Public Accounting Firm” and to the use of our reports dated December 4, 2018 with respect to the consolidated financial statements of Medley Capital Corporation and the effectiveness of internal control over financial reporting of Medley Capital Corporation included in this Registration Statement (Form N-2) and related Prospectus of Medley Capital Corporation for the registration of $700,000,000 of its common stock, preferred stock, subscription rights, warrants and debt securities.

/s/ Ernst & Young LLP

New York, New York

April 9, 2019